

December 22, 2014

Via E-mail
Mr. Lee Bendekgey
Chief Financial Officer and General Counsel
Invitae Corporation
458 Brannan Street
San Francisco, California 94107

Re: Invitae Corporation
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted December 11, 2014
CIK No. 0001501134

Dear Mr. Bendekgey:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

1. We note in your response to comment 4 that you derive the estimation of the U.S. market for hereditary cancer tests from the annualized revenue of a single competitor. Please disclose in the filing the source and basis for the $650 million estimate.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Gabriella A. Lombardi, Esq.
        Pillsbury Winthrop Shaw Pittman LLP